SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                 Phosphate Resource Partners Limited Partnership
                                 (Name of Issuer)

                                 Depositary Units
                          (Title of Class of Securities)

                                    719217101
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 6,645,800, which constitutes approximately 6.4% of the total number of Depositary Units outstanding. All ownership percentages set forth herein assume that there are 103,466,000 Depositary Units outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,260,700 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,260,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,260,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  4.1%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  91,100 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: 4,849,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  91,100 (1)
Person
With
               10.  Shared Dispositive Power: 4,849,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,940,600 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.8%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as Custodian with respect to 4,000 Depositary Units held by each of Mr. Bruce's children, Roberta W. Bruce and Caroline B. Bruce.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 4,260,700 Depositary Units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 4,260,700 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,260,700 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,260,700 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 4,849,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,849,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,849,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.7%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 4,260,700 Depositary Units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Susan C. Bruce

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  9,000
Number of
Units
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  9,000
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 588,800 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 588,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 588,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 588,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,696,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,696,200(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,696,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.6%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,696,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power:  588,800 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,696,200 (1)
Person
With
               10.  Shared Dispositive Power:  588,800 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,285,000 (3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.2%


14.  Type of Reporting Person: IN

------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 1,696,200 Units, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 588,800
          Units.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the Depositary Units (the "Units"), of Phosphate Resource Partners Limited Partnership (the "Issuer"). The principal executive offices of the Issuer are located at 2100 Sanders Road, Northbrook, Illinois 60062.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Alpine Capital, L.P., a Texas limited partnership ("Alpine"), Robert W. Bruce III ("R. Bruce"), Algenpar, Inc., a Texas corporation ("Algenpar"), J. Taylor Crandall ("Crandall"), Susan C. Bruce ("S. Bruce"), The Anne T. and Robert M. Bass Foundation, a Texas non-profit foundation ("Foundation"), Anne T. Bass ("A. Bass"), Keystone, Inc., a Texas corporation ("Keystone"), and Robert M. Bass ("R. Bass"). Alpine, R. Bruce, Algenpar, Crandall, S. Bruce, Foundation, A. Bass, Keystone and R. Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     ALPINE

     Alpine is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Alpine, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to R. Bruce and Algenpar, the two general partners of Alpine, is set forth below.

     R. BRUCE

     R. Bruce's principal occupation or employment is serving as a principal of The Robert Bruce Management Company., Inc. ("Bruce Management"). R. Bruce's business address is P.O. Box 252, South Salem, New York 10590.

     Bruce Management is a New York corporation, the principal business of which is providing consulting services and rendering investment advice to Alpine. The principal business address of Bruce Management, which also serves as its principal office, is P.O. Box 252, South Salem, New York 10590.

     ALGENPAR

     Algenpar is a Texas corporation, the principal business of which is serving as one of two general partners of Alpine. The principal business address of Algenpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CRANDALL

     Crandall's principal occupation or employment is serving as Vice President-Finance of Keystone, Inc. ("Keystone"). Crandall's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

     RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of
Keystone              Fort Worth, Texas  76102

Crandall              201 Main St., Ste. 3100       Vice President-
    Fort Worth, Texas  76102                        Finance of Keystone

David G. Brown        201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
    Fort Worth, Texas 76102                         Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
    Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

John R. Monsky        65 E. 55th Street             Managing Director of
    New York, NY 10022                              Oak Hill Partners, Inc.

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

    S. BRUCE

    S. Bruce's residence address is 934 Weed Street, New Canaan, Connecticut 06840, and she is not presently employed.

    FOUNDATION

    Foundation is a Texas non-profit corporation. The principal business address of the Foundation, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

    A. BASS

    A. Bass's residence address is 6221 Westover Drive, Fort Worth, Texas 76107, and she is not presently employed.

    KEYSTONE

    See above.

    R. BASS

    See above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $27,515,867.90

     R. Bruce        Personal Funds        $   616,881.75(2)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

    S. Bruce        Personal Funds         $    59,499.00

    Foundation      Working Capital(1)     $ 3,680,663.50

    A. Bass         Not Applicable         Not Applicable

    Keystone        Working Capital(1)     $13,324,354.20

    R. Bass         Not Applicable         Not Applicable

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

    (2) Includes funds expended for the purchase of 4,000 Units each for Mr. Bruce's children, Roberta W. Bruce and Caroline B. Bruce.

Item 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons acquired and continue to hold the Units reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional Units in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Units on the open market or in private transactions.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    ALPINE

    The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,260,700, which constitutes approximately 4.1% of the outstanding Units.

    R. BRUCE

    Because of his positions as (i) one of two general partners of Alpine, and
(ii) principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), and because of his individual ownership of 83,100 Units, and because of his role as Custodian of 4,000 Units each of his children, Roberta W. Bruce and Caroline B. Bruce, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,940,600 Units, which constitutes approximately 4.8% of the outstanding Units.

    ALGENPAR

    Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,260,700 Units, which constitutes approximately 4.1% of the outstanding Units.

    CRANDALL

    Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,849,500 Units, which constitutes approximately 4.7% of the outstanding Units.

    S. BRUCE

    Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 9,000 Units, which constitutes <0.1% of the outstanding Units.

    FOUNDATION

    The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 588,800, which constitutes approximately 0.6% of the outstanding Units.

    A. BASS

    Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 588,800 Units, which constitutes approximately 0.6% of the outstanding Units.

    KEYSTONE

    The aggregate number of Units that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,696,200, which constitutes approximately 1.6% of the outstanding Units.

    R. BASS

    Because of his positions as sole director of Keystone and a director of the Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,285,000 Units, which constitutes approximately 2.2% of the outstanding Units.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

    (b)

    ALPINE

    Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,700 Units.

    R. BRUCE

    As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,700 Units. As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units. In addition, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 83,100 Units. Also, as the Custodian of 4,000 Units held by each of his children, Roberta W. Bruce and Caroline B. Bruce, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,000 Units.

    ALGENPAR

    As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,260,700 Units.

    CRANDALL

    As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the
vote and to dispose or to direct the disposition of 4,260,700 Units.   As one
of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

    S. BRUCE

    S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 Units.

    FOUNDATION

    Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

    A. BASS

    As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

    KEYSTONE

    Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,696,200 Units.

    R. BASS

    As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,696,200 Units. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

    (c) During the past sixty days, the Reporting Persons have purchased Units in open market transactions on the New York Stock Exchange as follows:

REPORTING                            NO. OF UNITS    PRICE PER
PERSON               DATE         PURCHASED        UNIT

Foundation         07/07/98        35,000        $ 6.82
Foundation         07/08/98        25,000          6.57
Foundation         07/10/98        30,000          6.85
Foundation         07/13/98        10,300          6.78
Foundation         07/21/98        40,000          6.76
Foundation         07/22/98        11,900          7.04
Foundation         07/23/98        25,000          7.11
Keystone           07/27/98       137,800          7.44
Keystone           07/28/98       358,000          7.50
Keystone           07/29/98       244,600          8.00
Keystone           07/30/98        22,600          8.02
Keystone           07/31/98        67,500          8.11
Keystone           08/03/98       162,200          8.14
Keystone           08/04/98       220,000          8.12
Keystone           08/05/98        86,500          8.07
Keystone           08/06/98       150,000          8.12
Keystone           08/11/98       141,500          7.76
Keystone           08/12/98        20,000          7.79
Alpine             08/13/98       117,100          7.55
Alpine             08/14/98       173,000          7.63
Keystone           08/17/98        85,500          7.63
Alpine             08/19/98        15,200          7.41
Alpine             08/20/98       150,000          7.42
Alpine             08/24/98        45,000          7.04
Alpine             08/25/98        27,200          6.77
Alpine             08/26/98       186,000          6.68
Alpine             08/27/98       250,000          6.55
Alpine             08/28/98       200,000          6.78
Alpine             08/28/98       218,500          6.74
Alpine             08/31/98       142,000          6.83
Alpine             09/01/98       110,700          7.00
Alpine             09/03/98        60,000          7.47

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

    (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

    (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Units owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 3, 1998

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                 /s/ Sharon C. Bruce
                                 SHARON C. BRUCE


                                 KEYSTONE, INC.


                                 By:  /s/ W.R. Cotham
                                       W.R. Cotham,
                                       Vice President



                                     /s/ W.R. Cotham
                                W.R. Cotham,

                                Attorney-in-Fact for:

                                THE ANNE T. AND ROBERT M.
                                  BASS FOUNDATION (1)
                                ANNE T. BASS (2)
                                ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of the Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1   Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith